Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 7 DATED AUGUST 14, 2026

TO THE PROSPECTUS DATED APRIL 3, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated April 3, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of September 1, 2026;
•
to disclose the calculation of our July 31, 2026 NAV per share for all share classes; and
•
to provide an update on the status of our Public Offering.

September 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of September 1, 2026 (and repurchases as of August 31, 2026) is as follows:

Transaction Price (per share)
Class T	$23.5230
Class S	$23.4612
Class D	$23.4917
Class I	$23.4612
Class X-1	$23.4859
Class X-2	$23.4612

As of the date of this Supplement, we had not sold any Class S shares or Class X-2 shares. Until we sell shares of Class S and Class X-2 common stock, the transaction price for these classes is based on NAV per share of our Class I shares as of July 31, 2026. We will separately compute the NAV per share for each one of these classes once we have shares of such class outstanding. Class X-1 and Class X-2 shares are not being sold as part of our Public Offering. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

July 31, 2026 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.ipcaltreit.com and is made available on our toll-free, automated telephone line at 866-MY-Inland (866-694-6526). Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for a discussion of how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Transactions or events have occurred since July 31, 2026 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for July 31, 2026 along with the immediately preceding month.

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company's common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of July 31, 2026 (dollars and shares/units in thousands):

Components of NAV	As of July 31, 2026
Investments in real estate	$417,900
Cash and cash equivalents	6,504
Restricted cash	1,970
Other assets	8,190
Debt	(269,977)
Other liabilities(1)	(23,703)
Net asset value	$140,884
Total shares/units outstanding	5,939
(1)
Includes accrued distribution fees. Distribution fees only apply to Class T shares and units, Class S shares and units and Class D shares and units. For purposes of calculating NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T shares and units, Class S shares and units, and Class D shares and units. As of July 31, 2026, we had accrued under GAAP $277 of distribution fees payable to Inland Securities Corporation (the “Dealer Manager”) related to the Class T shares and units and Class D shares and units. As of July 31, 2026, we had not sold or issued any Class S shares or units; therefore, we had not accrued any distribution fees payable to the Dealer Manager related to such shares or units. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table sets forth our NAV and NAV per share/unit by class as of July 31, 2026 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class T Shares/Units	Class D Shares/Units	Class I Shares/Units	Class X-1 Shares/Units	Class A Units	Total
Net asset value	$3,828	$738	$11,071	$1,249	$123,998	$140,884
Number of outstanding shares/units	163	31	472	53	5,220	5,939
NAV per share/unit as of July 31, 2026	$23.5230	$23.4917	$23.4612	$23.4859	$23.7544

Set forth below are the weighted averages of the key assumptions used by our independent valuation advisor in the discounted cash flow analysis used for the July 31, 2026 valuations, based on property type:

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.53%	6.32%
Self-Storage	8.42%	6.92%
Education	8.00%	6.75%

A change in these key assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our property investment values:

Property Type	Hypothetical Change	Healthcare	Self-Storage	Education
Discount rate (weighted average)	0.25% decrease	1.81%	1.61%	1.83%
	0.25% increase	(1.90)%	(2.15)%	(1.83)%
Exit capitalization rate (weighted average)	0.25% decrease	2.28%	1.61%	2.06%
	0.25% increase	(2.28)%	(2.15)%	(2.06)%

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company’s common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of June 30, 2026 (dollars and shares/units in thousands):

Components of NAV	As of June 30, 2026
Investments in real estate	$417,300
Cash and cash equivalents	6,065
Restricted cash	1,957
Other assets	7,871
Debt	(269,970)
Other liabilities(1)	(21,461)
Net asset value	$141,762
Total shares/units outstanding	5,992
(1)
Includes accrued distribution fees. Distribution fees only apply to Class T shares and units, Class S shares and units and Class D shares and units. For purposes of calculating NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T shares and units, Class S shares and units, and Class D shares and units. As of June 30, 2026, we had accrued under GAAP $323 of distribution fees payable to the Dealer Manager related to the Class T shares and units and Class D shares and units. As of June 30, 2026, we had not sold or issued any Class S shares or units; therefore, we had not accrued any distribution fees payable to the Dealer Manager related to such shares or units. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table sets forth our NAV and NAV per share/unit by class as of June 30, 2026 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class T Shares/Units	Class D Shares/Units	Class I Shares/Units	Class X-1 Shares/Units	Class A Units	Total
Net asset value	$4,824	$734	$11,081	$924	$124,199	$141,762
Number of outstanding shares/units	206	31	473	39	5,243	5,992
NAV per share/unit as of June 30, 2026	$23.4718	$23.4398	$23.4107	$23.4045	$23.6899

Status of our Public Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Public Offering (i) 615,441 shares of our common stock (consisting of 384,871 Class I shares, 200,238 Class T shares and 30,332 Class D shares; no Class S shares were issued or sold as of such date) in the primary offering for total proceeds of $14.9 million and (ii) 14,582 shares of our common stock (consisting of 8,161 Class I shares, 5,257 Class T shares and 1,164 Class D shares) pursuant to our distribution reinvestment plan for a total value of $0.3 million. We intend to continue selling shares in the Public Offering on a monthly basis.